Exhibit 12

ADVANTA CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended				Nine Months Ended
	September 30,				September 30,

($ in thousands)	2003		2002		2003		2002

Income from continuing operations	$6,851		$6,316		$19,037		$17,674
Income tax expense	4,289		3,954		11,917		11,064

Earnings before income taxes	11,140		10,270		30,954		28,738
Fixed charges:
Interest	12,965		11,052		37,347		36,531
One-third of all rentals	428		466		1,732		1,389
Preferred stock dividend of subsidiary trust (2)	2,248		2,248		6,743		6,743

Total fixed charges	15,641		13,766		45,822		44,663

Earnings before income taxes and fixed charges	$26,781		$24,036		$76,776		$73,401
Ratio of earnings to fixed charges (1)	1.71	x	1.75	x	1.68	x	1.64	x

(1)	For purposes of computing these ratios, “earnings” represent income before income taxes plus fixed charges. “Fixed charges” consist of interest expense, one-third (the portion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.

(2)	The expense related to preferred stock dividend of subsidiary trust is classified as interest expense on the consolidated income statements effective July 1, 2003 in accordance with SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.”